
15006227

No Act
PE 2/11/15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

March 5, 2015

Juliet Sy
AGL Resources Inc.
jsy@aglresources.com

Act: 1934
Section:
Rule: 14a-8 (i)(10)
Public Availability: 3-5-15

Re: AGL Resources Inc.
Incoming letter dated February 11, 2015

Dear Ms. Sy:

This is in response to your letter dated February 11, 2015 concerning the shareholder proposal submitted to AGL Resources by John Chevedden. On January 23, 2015, we issued our response expressing no view as to whether AGL Resources could exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(9). You now ask us to concur in your view that the proposal may be excluded under rule 14a-8(i)(10).

There appears to be some basis for your view that AGL Resources may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has approved, and will submit for a shareholder vote at the upcoming annual meeting, an amendment to the company's articles of incorporation to reduce the threshold for calling a special meeting to 25% of the company's shares of common stock outstanding and entitled to vote that have been held in a net long position continuously for at least one year. Accordingly, we will not recommend enforcement action to the Commission if AGL Resources omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

David R. Fredrickson
Chief Counsel

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
AGL Resources Inc. (GAS)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 11, 2015 company no action request number 2 concerning this 2015 rule 14a-8 proposal.

The company no action request does not address this issue raised in a February 10, 2015 email message to the company:
"It seems that potentially 50% of shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the one-year restriction [one-year net long]. The average holding period for stock is less than one-year according to 'Stock Market Investors Have Become Absurdly Impatient.'"

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Myra C. Bierria <mbierria@aglresources.com>

------ Forwarded Message
From: ***FISMA & OMB Memorandum M-07-16***
Date: Tue, 10 Feb 2015 14:55:11 -0800
To: Juliet Sy <jsy@aglresources.com>
Subject: Special Shareholder Meeting (GAS)

Dear Ms. Sy,
It seems that potentially 50% of shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the one-year restriction. The average holding period for stock is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."
Sincerely,
John Chevedden
------ End of Forwarded Message


AGL Resources™

Ten Peachtree Place
Atlanta, GA 30309
404 584 4000 phone
www.aglresources.com

February 11, 2015

Via Electronic Mail and Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Supplemental Letter regarding Shareholder Proposal of John Chevedden Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

On December 22, 2014, AGL Resources Inc., a Georgia corporation (the "Company"), submitted a letter (the "Original Letter"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") that the Company intended to omit from its Proxy Statement and form of Proxy for its 2015 Annual Meeting of Shareholders (collectively the "2015 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from John Chevedden (the "Proponent"). The Proposal requests that the Company's Board of Directors (the "Board") "take the steps necessary (unilaterally if possible) to amend [the Company's] bylaws and each appropriate governing document to give holders in the aggregate of 25% of [the Company's] outstanding common stock the power to call a special shareowner meeting. . . ."

The Original Letter indicated that the Company believed the Proposal could be properly excluded pursuant to Rule 14a-8(i)(9) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proposal directly conflicted with a proposal that the Company planned to submit to its shareholders at the 2015 Annual Meeting of Shareholders. The proposal that the Company then planned to submit to shareholders would have reduced the existing threshold required for a shareholder or shareholders of record to call a special meeting of shareholders to 40% of the shares of the Company's common stock then outstanding and entitled to vote.

On January 16, 2015, the Division of Corporation Finance (the "Division") announced that, in light of Chair White's direction to review the Rule 14a-8(i)(9) basis of exclusion, it would not express any views under Rule 14a-8(i)(9) for the current proxy season. In the Staff's response to the Company's Original Letter, dated January 23, 2015, the Staff cited the Division's recent announcement regarding Rule 14a-(i)(9) and expressed no view on whether the Company was permitted to exclude the Proposal under Rule 14a-8(i)(9).

In light of these developments, the Company's board of directors reconsidered its response to the Proposal. On February 3, 2015, the Company's board of directors approved an amendment to Article VIII of the Company's amended and restated articles of incorporation (the "Articles of Incorporation") to reduce the threshold for calling a special meeting to 25% of the shares of common stock then outstanding and entitled to vote, which have been held in a net long position continuously for at least one year. Attached hereto as Exhibit A is a copy of the revised Article VIII marked to show the changes that the board approved on February 3, 2015.

The Georgia Business Corporation Code ("GBCC") requires that the amendment to Article VIII of the Articles of Incorporation be approved by the Company's shareholders. Accordingly, the Company plans to submit the proposed amendment to Article VIII of the Articles of Incorporation to shareholders at the 2015 Annual Meeting of Shareholders and recommend that the Company's shareholders approve such amendment.

Given that the Company has substantially implemented the Proposal, on February 5, 2015, the Company notified the Proponent of the board's recent actions and asked that he withdraw his Proposal. As of the submission of this supplemental letter, the Proponent has not withdrawn the Proposal.

This supplemental letter is to inform you that the Company intends to omit from its 2015 Proxy Materials the Proposal from the Proponent. We have sent simultaneously a copy of this supplemental letter to the Proponent.

THE PROPOSAL

The Proposal requests that the Company's board of directors "take the steps necessary (unilaterally if possible) to amend [the Company's] bylaws and each appropriate governing document to give holders in the aggregate of 25% of [the Company's] outstanding common stock the power to call a special shareowner meeting. . . ." The Proposal does not include a preferred form for the relevant provisions of the governing documents or any proscriptions on the content of such provisions. Copies of the Proposal and related correspondence are attached hereto as Exhibit B.

BASIS FOR EXCLUSION

We hereby request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company.

BACKGROUND

Currently, the Company's Articles of Incorporation and Bylaws, as amended (the "Bylaws"), provide that a special shareholder meeting only may be called by shareholders if holders of 100% of the Company's outstanding common stock request such a meeting. On February 3, 2015, the Company's board of directors approved an amendment to Article VIII of the Articles of Incorporation to reduce the threshold for calling a special meeting to 25% of the shares of common stock then outstanding and entitled to vote, which have been held in a net long position continuously for at least one year. Attached hereto as Exhibit A is a copy of the revised Article VIII marked to show the changes that the board approved on February 3, 2015.

The GBCC requires that the amendment to Article VIII of the Articles of Incorporation be approved by the Company's shareholders. Accordingly, the Company plans to submit the proposed amendment to Article VIII of the Articles of Incorporation to shareholders at the 2015 Annual Meeting of Shareholders and recommend that the Company's shareholders approve such amendment.

If the proposed amendment to Article VIII of the Articles of Incorporation is approved by the Company's shareholders, it would become effective upon the filing of articles of amendment with the Georgia Secretary of State. The Company would file those articles of amendment with the SEC promptly after the 2015 Annual Meeting of Shareholders. Following the effectiveness of the articles of amendment, the board of directors would then amend Section 1.3 of the Company's Bylaws to implement the amendment to Article VIII of the Articles of Incorporation. The amendment to Section 1.3 of the Company's Bylaws would provide the methodology for determining the percentage of votes entitled to be cast by the shareholders seeking to call a special meeting of shareholders (including without limitation the calculation of the amount of a net long position). The amendment to Section 1.3 of the Bylaws also may provide that a special meeting request will not be valid if (i) it relates to an item of business that is not a proper subject for shareholder action under applicable law or (ii) the board in good faith determines that the specific business requested to be addressed at the proposed special meeting will be addressed at an upcoming annual meeting within 90 days of the request.

ANALYSIS

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(10) BECAUSE IT HAS BEEN SUBSTANTIALLY IMPLEMENTED BY THE COMPANY.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company "has already substantially implemented the proposal," which does not require a proposal to be implemented in full or precisely as presented. *See Exchange Act Release* No. 20091 (Aug. 16, 1983); *see also Exchange Act Release* No. 40018 (May 21, 1998, n.30 and accompanying text). The exclusion set forth in Rule 14a-8(i)(10) is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See Exchange Act Release* No. 12598 (Jul. 7, 1976) (regarding the predecessor to Rule 14a-8(i)(10)). The Staff has stated that a proposal is considered substantially implemented when the company's practices are deemed consistent with the "intent of the proposal." *Aluminum Company of America* (Jan. 16, 1996). Similarly, the Staff has expressed the view that a proposal is substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Accordingly, even if a company has not implemented every detail of a proposal, the proposal may still be excluded where the company has substantially implemented the proposal.

In this regard, the Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent; (ii) did not implement the proposal in every detail; or (iii) exercised discretion in determining how to implement the proposal. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Apr. 19, 1999 and Mar. 29, 1999). In each of these cases, the Staff concurred with the company's determination the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances when the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal.

The Staff has recognized that where a company intends to present, at its upcoming annual meeting, a proposal that shareholders approve an amendment to governing documents to implement a shareholder proposal (when such approval is required), the company's action constitutes substantial implementation. For example, the Staff has consistently permitted companies to exclude shareholder proposals related to the election of directors where management indicated it would put forth a proposal at the shareholder meeting recommending approval of amendments to articles and/or bylaws implementing changes requested in shareholder proposals. *See DIRECTV* (February 22, 2011) (permitting exclusion where company planned to offer shareholders the opportunity at the annual meeting to vote on an amendment to the company's certificate of incorporation to provide for annual elections of directors); *Allergen, Inc.* (December 10, 2010) (same); *AmerisourceBergen Corporation* (November 15, 2010) (same); *NBT Bancorp Inc.* (March 5, 2010) (same); *The Dun & Bradstreet Corporation* (February 4, 2011) (same); *Baxter International Inc.* (February 3, 2011) (same); *Del Monte Foods Company* (June 3, 2009) (same); *see also Hain Celestial Group, Inc.* (September 24, 2014) (allowing exclusion where the company intended to propose shareholder approval of an amendment to its articles of incorporation to provide for majority voting in uncontested director elections; *The Pep Boys – Manny, Moe & Jack* (April 2, 2008) (same). Similarly, the Staff has frequently granted no-action relief when a company indicated it would provide shareholders an opportunity at the annual meeting to vote on amendments to governing documents to eliminate supermajority voting requirements requested in shareholder proposals. *See PPG Industries, Inc.* (January 21, 2015); *Visa Inc.* (November 14, 2014); *McKesson Corporation* (April 8, 2011); *American Tower Corporation* (February 22, 2011); *MDU Resources Group, Inc.* (January 16, 2010); *Applied Materials, Inc.* (December 19, 2008); *Sun Microsystems, Inc.* (August 28, 2008); *H.J. Heinz Company* (May 20, 2008); *NiSource Inc.* (March 10, 2008).

As discussed above, the Company's board of directors lacks unilateral authority to amend Article VIII of the Company's Articles of Incorporation. Accordingly, under the precedent cited above, we believe that the steps necessary for the Company to implement the essential objective of the Proposal are the board's approval of the amendment to Article VIII and the board's determination to submit such amendment to the Company's shareholders for approval at the 2015 Annual Meeting of Shareholders. There is no reason to ask shareholders to vote on a resolution to urge the board to take action that the board has already taken.

The Staff previously has concurred that similar shareholder proposals could be omitted from a proxy statement as substantially implemented under Rule 14a-8(i)(10) when the board took action to implement the essential objective of the proposal. *See, e.g., Citigroup Inc.* (Feb. 12, 2008) (permitting exclusion of shareholder proposal asking the board to amend the bylaws and any other appropriate governing documents to give holders of 10% to 25% of its outstanding common stock the power to call a special shareholder meeting, when the board had approved an amendment to the company's bylaws granting shareholders owning at least 25% of the company's outstanding common stock the right to call a special meeting, subject to certain procedural provisions); *Hewlett-Packard Co.* (Dec. 11, 2007) (permitting exclusion of shareholder proposal seeking amendment of the company's governing documents to give the holders of 25% of outstanding common stock the right to call a special meeting, where the company represented to the Staff that its board would consider at an upcoming meeting a bylaw amendment permitting holders of 25% of outstanding common stock the right to call a special meeting, subject to procedural provisions, and supplementally advise the Staff when the action had been taken); *Borders Group, Inc.* (Mar. 11, 2008) (determining that, in light of a bylaw amendment permitting holders of 25% of outstanding common stock to call a special meeting, subject to certain procedural provisions, the company had substantially implemented a shareholder proposal asking the board to amend the company's governing documents such that there would be no restriction on shareholders' right to call a special meeting); *Allegheny Energy, Inc.* (Feb. 19, 2008) (permitting exclusion of shareholder proposal seeking amendment of governing documents to remove all restrictions on shareholders' right to call a special meeting where the board adopted amendments to the company's bylaws to give holders of 25% of the outstanding common stock the power to call a special meeting, subject to certain procedural provisions); *General Dynamics Corporation* (Feb. 6, 2009) (permitting exclusion of shareholder proposal to permit shareholders to call a special meeting based on actions of the board of directors that substantially implemented the proposal).

Furthermore, the Proponent recently has withdrawn a special meeting shareholder proposal under similar circumstances, apparently because he agreed that the company had substantially implemented his proposal. *See The NASDAQ OMX Group, Inc.* (February 6, 2014). In *NASDAQ*, this same Proponent (acting on behalf of Kenneth Steiner) submitted a shareholder proposal to NASDAQ asking it to amend the company's governing documents to provide shareholders in the aggregate of 15% of its outstanding common stock the power to call a special meeting. NASDAQ's board of directors recently had amended its bylaws to allow holders of 15% of the company's voting power to call special meetings under the following circumstances:

- the shareholders calling the special meeting must be record holders and must have held continuously for one year prior to the request to call a special meeting a "net long position" equivalent to 15% of the outstanding common stock entitled to vote.
- upon receipt of a shareholder request to call a special meeting, the company's board of directors must set the meeting within 120 days.
- a special meeting request will not be valid if it relates to an item of business that is not a proper subject for shareholder action under applicable law.
- a special meeting request will not be valid if it is delivered: (i) within 90 days before an annual meeting; (ii) within 120 days after a meeting at which a similar item was

considered; or (iii) when a similar item is to be presented at a meeting that has been called by the company, but not yet held.

- to be in proper form, a special meeting request must include certain disclosures about the proposing shareholders, any proposed nominees for director and any proposed items of business to be brought before a meeting.

As a result of the regulatory framework to which NASDAQ is subject, the changes to its bylaws are required to be filed with, or filed with and approved by, the SEC before they can be effective.

After the board adoption of these bylaw amendments but before SEC action, NASDAQ submitted a letter to the SEC stating that it intended to omit the shareholder proposal from this same Proponent on the grounds that NASDAQ had substantially implemented the proposal in reliance on Rule 14a-8(i)(10). Following NASDAQ's submission to the SEC, the Proponent withdrew his proposal because NASDAQ's action "reflects a partial adoption of the submitted proposal." As a result, NASDAQ withdrew its request for no-action relief.

Similar to NASDAQ, the Company amended its Articles of Incorporation to provide a right to call a special meeting by holders of the same percentage of common stock as the Proponent requested. The amendment to NASDAQ's organizational documents required the approval of the SEC, whereas the amendment of the Company's Articles of Incorporation requires the approval of the Company's shareholders. The shareholder proposals to NASDAQ and the Company did not include or preclude any procedural requirements or conditions. NASDAQ included the procedural requirements and conditions referenced above. The Company may include in the amendment to its Bylaws the procedural requirements and conditions referenced above under "Background," which are less restrictive than the procedural requirements and conditions that NASDAQ included. Therefore, we agree with the Proponent's determination that NASDAQ, under similar circumstances to the Company, substantially implemented his proposal.

By adopting the proposed amendment to Article VIII of the Company's Articles of Incorporation, directing that such amendment be submitted to shareholders for approval at the 2015 Annual Meeting of Shareholders and representing that the board would recommend that shareholders vote in favor of such amendment, the board has taken all steps necessary to substantially implement the Proposal, to the extent that it may do so in compliance with applicable laws. We, therefore, believe that the Proposal may be properly excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

COMPLIANCE WITH RULE 14a-8(j)(1)

Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(k)(1) allows the Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline.

The Company is planning to file its 2015 Proxy Materials with the SEC on March 17, 2015. We acknowledge that this supplemental letter is being submitted less than 80 calendar days before the Company expects to file its 2015 Proxy Materials. However, the Company believes that this submission should be considered timely since it is a supplement to the Original Letter submitted to the SEC on December 22, 2014, which was more than 80 calendar days before the Company plans to file its 2015 Proxy Materials.

If the Staff views this supplemental letter as a new submission, the Company respectfully requests that the Staff waive the 80 day requirement because the Company believes it has "good cause" for the timing of this supplemental letter. As referenced above, the Division announced on January 16, 2015 that, in light of Chair White's direction to review the Rule 14a-8(i)(9) basis of exclusion, it would not express any views under Rule 14a-8(i)(9) for the current proxy season. Since the Division's announcement was fewer than 80 days before the Company intends to file its 2015 Proxy Materials, the Company was not able to formulate a response to the Proposal in light of this announcement and submit its letter to the SEC by the 80 day deadline. The Company has acted in good faith and in a timely manner following the Division's January 16, 2015 announcement in order to minimize any delay. Therefore, the Company respectfully submits that a waiver to the 80 day requirement, if required, would be appropriate.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (404) 584-3145.

Sincerely,



Juliet Sy
Senior Securities Counsel

Enclosures

c: Myra Bierria
John Chevedden ***FISMA & OMB Memorandum M-07-16***

Exhibit A

VIII.

SPECIAL MEETINGS OF SHAREHOLDERS

At any time in the interval between annual meetings of shareholders, special meetings of the shareholders may be called by the Chairman of the Board of Directors, the President, the Board of Directors or the Executive Committee by vote at a meeting, by a majority of Directors in writing without a meeting, or by the holders of not less than ~~100%~~ 25% of the shares of Common Stock then outstanding and entitled to vote, who held that amount of shares in a net long position continuously for at least one year. The procedure to be followed by shareholders seeking to call a special meeting of shareholders and the methodology for determining the percentage of votes entitled to be cast by the shareholders seeking to call a special meeting of shareholders (including without limitation the calculation of the amount of a net long position or other limitations or conditions) shall be as set forth in the Corporation's Bylaws.

Exhibit B

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Myra C. Bierria
Corporate Secretary
AGL Resources Inc. (GAS)
Ten Peachtree Place NE
Atlanta, GA 30309
United States
PH: 404-584-4000
FX: 404-584-3237

REVISED OCTOBER 21, 2014

Dear Ms. Bierria,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,



John Chevedden

October 15, 2014
Date

FISMA & OMB Memorandum M-07-16

[GAS: Rule 14a-8 Proposal, October 15, 2014
Revised October 21, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 25% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Dozens of companies have even adopted a 10% threshold of shareholders to call a special meeting. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, gave our board of directors a D. Brenda Gaines received our highest negative notes (above 10%) and was on our audit and nomination committees. Charles Crisp was potentially overextended with seats on 4 public boards and was also on our executive pay committee and risk management committees. Norman Bobins was also potentially overextended with seats on 5 public boards and was on our audit and executive pay committees. Dennis Love and Wyck Knox (both on our audit and nomination committees) had long-tenure of more than 15-years each which can detract from director independence. Mr. Love was also flagged for serving on the Caraustar Industries board when it went bankrupt.

GMI said there was not one independent director who had general expertise in risk management, based on GMI's standards. GMI also said AGL Resources had not obtained the International Organization for Standardization 14001 Certification for some or all of its operations – important because our company operated in high environmental impact industry.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Juliet Sy

From: Juliet Sy
Sent: Tuesday, February 10, 2015 10:24 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Special Shareholder Meeting (GAS)

Mr. Chevedden,

Thank you for your email. As you may recall, less than a year ago, you withdrew a similar proposal submitted to The NASDAQ OMX Group, Inc. ("NASDAQ"). NASDAQ had revised its organizational documents to include the ownership threshold you had proposed along with other procedural requirements, including the requirement that the shareholders calling a special meeting must be record holders and have held a net long position for at least one year. In that instance, you withdrew your proposal because NASDAQ had substantially implemented your proposal. For your reference, your withdrawal and explanation are available at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/kennethsteinercheveddennasdaq020614-14a8.pdf.

Similar to NASDAQ, our board has already adopted an amendment to our articles of incorporation to implement the same 25% ownership threshold that you now propose. In addition, the board is implementing the procedural requirement that the subject shareholders maintain a net long position for at least one year, which is identical to what NASDAQ implemented. Since you withdrew your proposal in 2014 under virtually identical circumstances, it seems like you might consider withdrawing your proposal now because our board, in fact, already has substantially implemented your proposal.

Please let us know by noon ET on Wednesday, February 11, 2015 if you intend on withdrawing your proposal so we may proceed accordingly. Please let me know if you would like to discuss further. We are happy to set up a call to discuss if that is more convenient for you.

Regards,
Juliet Sy

Juliet Sy
Senior Securities Counsel
404-584-3145

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, February 10, 2015 5:55 PM
To: Juliet Sy
Subject: Special Shareholder Meeting (GAS)

Dear Ms. Sy,
It seems that potentially 50% of shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the one-year restriction. The average holding period for stock is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."
Sincerely,
John Chevedden

Juliet Sy

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, February 11, 2015 1:13 PM
To: Juliet Sy
Subject: Special Shareholder Meeting (GAS)

Dear Ms. Sy,
The company view on this message is of interest.
Sincerely,
John Chevedden

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, February 10, 2015 5:55 PM
To: Juliet Sy
Subject: Special Shareholder Meeting (GAS)

Dear Ms. Sy,
It seems that potentially 50% of shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to the one-year restriction. The average holding period for stock is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."
Sincerely,
John Chevedden

Juliet Sy

From: Juliet Sy
Sent: Monday, February 09, 2015 8:24 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Special Shareholder Meeting (GAS)

Follow Up Flag: Follow up
Flag Status: Flagged

Mr. Chevedden,

Unfortunately, we do not have an estimated number for any point in time during the past year or any specific time period. We would only have this data if it is provided to us directly from the shareholder. Institutional investment managers are required to file a Form 13F on a quarterly basis and those positions are already dated by the time they are filed with the SEC. I don't believe the information is otherwise available publicly, and we do not solicit such information from our shareholders.

Please let me know if you have any other questions and whether you intend to withdraw your proposal. I'm happy to set up a meeting to discuss the matter further if that is more convenient for you.

Kind regards,
Juliet

Juliet Sy
Senior Securities Counsel
404-584-3145

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, February 09, 2015 7:35 PM
To: Juliet Sy
Subject: Special Shareholder Meeting (GAS)

Dear Ms. Sy,
Thank you for your your message. At any point in time during the past year does the company have a rough estimate of the percentage of shareholders who hold company common stock in a net long position continuously for one year or more.
Sincerely,
John Chevedden

Juliet Sy

From: Juliet Sy
Sent: Monday, February 09, 2015 5:15 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Special Shareholder Meeting (GAS)

Mr. Chevedden,

Thank you for your email. Unfortunately, there isn't a way for us to know in advance which of our shareholders hold a long or short position in our stock. Please let me know if you have any other questions.

Regards,
Juliet

Juliet Sy
Senior Securities Counsel
404-584-3145

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, February 08, 2015 1:16 PM
To: Juliet Sy
Subject: Special Shareholder Meeting (GAS)

Dear Ms. Sy,
In reviewing your message this question arises. Do you have a rough estimate of the percentage of shareholders who hold company common stock in a net long position continuously for one year or more.
Sincerely,
John Chevedden

External Email - Click here to report this email as spam.

Juliet Sy

From: Juliet Sy
Sent: Friday, February 06, 2015 2:37 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Special meeting Proposal (GAS)

Thank you for your prompt email. We look forward to your response.

Regards,
Juliet

Juliet Sy
Senior Securities Counsel
404-584-3145

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, February 06, 2015 1:22 PM
To: Juliet Sy
Subject: Special meeting Proposal (GAS)

Dear Ms. Sy,
Thank you for your message.
I hope to reply over the weekend.
Sincerely,
John Chevedden

Juliet Sy

From:	Juliet Sy
Sent:	Thursday, February 05, 2015 7:50 PM
To:	***FISMA & OMB Memorandum M-07-16***
Cc:	Myra Coleman Bierria
Subject:	Request to Withdraw Shareholder Proposal
Attachments:	Amendment to Articles.docx

Dear Mr. Chevedden,

On February 3, 2015, the Board of Directors of AGL Resources Inc. (the "Company") approved an amendment to Article VIII of the Company's amended and restated articles of incorporation, granting shareholders that own at least 25% of the Company's outstanding common stock the right to call a special meeting. As required under the Company's articles of incorporation, the Company plans to submit a proposal to shareholders at the 2015 Annual Meeting recommending that shareholders approve the amendment to Article VIII of the Company's articles of incorporation. A copy of Article VIII that has been marked to show the changes is attached hereto.

We believe that the Company has fully implemented your proposal. Therefore, we ask that you withdraw your proposal. In the event that you do not promptly withdraw your proposal, the Company plans to submit a letter to the SEC asking it to concur that your proposal may be excluded from its proxy materials under Rule 14a-8(i)(10).

We refer you to The NASDAQ OMX Group, Inc. no action letter request and related correspondence from the 2014 proxy season. In that instance, you agreed to withdraw your proposal under very similar circumstances. Although the Company's board of directors has not yet approved the details of the Bylaw provision referenced in revised Article VIII of the Company's articles of incorporation, the Company does not intend for such Bylaw provision to be any more restrictive than that included in NASDAQ's organizational documents.

Sincerely,

Juliet Sy
Senior Securities Counsel

404-584-3145 office
jsy@aglresources.com


AGL Resources

VIII.

SPECIAL MEETINGS OF SHAREHOLDERS

At any time in the interval between annual meetings of shareholders, special meetings of the shareholders may be called by the Chairman of the Board of Directors, the President, the Board of Directors or the Executive Committee by vote at a meeting, by a majority of Directors in writing without a meeting, or by the holders of not less than ~~100%~~ 25% of the shares of Common Stock then outstanding and entitled to vote, who held that amount of shares in a net long position continuously for at least one year. The procedure to be followed by shareholders seeking to call a special meeting of shareholders and the methodology for determining the percentage of votes entitled to be cast by the shareholders seeking to call a special meeting of shareholders (including without limitation the calculation of the amount of a net long position or other limitations or conditions) shall be as set forth in the Corporation's Bylaws.

Juliet Sy

From: Myra Coleman Bierria
Sent: Wednesday, January 14, 2015 9:47 PM
To: Paul Shlanta; Juliet Sy
Subject: FW: # 4 Rule 14a-8 Proposal AGL Resources Inc. (GAS)
Attachments: CCE00010.pdf

FYI

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, January 14, 2015 9:37:43 PM
To: Office of Chief Counsel
Cc: Myra Coleman Bierria
Subject: # 4 Rule 14a-8 Proposal - AGL Resources Inc. (GAS)

Ladies and Gentlemen:
Please see the attached letter regarding the company no-action request.
Sincerely,
John Chevedden

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JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 14, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
AGL Resources Inc. (GAS)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

The company proposal, which apparently is yet to be authorized by the Board of Directors, is a pre-emptive maneuver after the shareholder proposal was submitted. The company submitted no evidence that it had ever planned or considered a 2015 special meeting proposal until after the shareholder proposal was submitted. Exchange Act Release No. 40018 (May 21, 1998) (the adopting release), shows that Rule 14a-8(i)(9) was never intended to be used to allow a company to substitute its own proposal "in response to" one submitted by a shareholder.

Requiring 40% of all outstanding shares for shareholders to merely be able to call a special meeting – is essentially a proposal for shareholders to be able to call a special meeting only if shareholders can guarantee that they have the votes to pass a proposal at a special meeting. 40% of shareholders would not go through the procedural tedium of calling for a special meeting unless there was overwhelming support for an agenda item at a special meeting.

The company no-action request makes no mention of the procedural tedium that the company will probably add to its proposal on the drawing board now. A proposal to require 40% of all shares outstanding to call a special meeting is a sham proposal and should be recognized as such.

The company also fails to disclose whether the 40% threshold will be net long. If it is net long then 50% of shareholders could be excluded from participating in calling for a special meeting under the proposed action. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient." Thus it would take 80% of the 50% of eligible shareholders to obtain the 40% of all shareholders required to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Myra C. Bierria <mbierria@aglresources.com>

[GAS: Rule 14a-8 Proposal, October 15, 2014
Revised October 21, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 25% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Dozens of companies have even adopted a 10% threshold of shareholders to call a special meeting. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, gave our board of directors a D. Brenda Gaines received our highest negative notes (above 10%) and was on our audit and nomination committees. Charles Crisp was potentially overextended with seats on 4 public boards and was also on our executive pay committee and risk management committees. Norman Bobins was also potentially overextended with seats on 5 public boards and was on our audit and executive pay committees. Dennis Love and Wyck Knox (both on our audit and nomination committees) had long-tenure of more than 15-years each which can detract from director independence. Mr. Love was also flagged for serving on the Caraustar Industries board when it went bankrupt.

GMI said there was not one independent director who had general expertise in risk management, based on GMI's standards. GMI also said AGL Resources had not obtained the International Organization for Standardization 14001 Certification for some or all of its operations – important because our company operated in high environmental impact industry.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Juliet Sy

From: Myra Coleman Bierria
Sent: Friday, January 09, 2015 1:14 AM
To: Juliet Sy; Paul Shlanta
Subject: FW: # 3 Rule 14a-8 Proposal AGL Resources Inc. (GAS)
Attachments: CCE00007.pdf

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, January 09, 2015 1:03:45 AM
To: Office of Chief Counsel
Cc: Myra Coleman Bierria
Subject: # 3 Rule 14a-8 Proposal - AGL Resources Inc. (GAS)

Ladies and Gentlemen:
Please see the attached letter regarding the company no-action request.
Sincerely,
John Chevedden

External Email - Click
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JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 8, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
AGL Resources Inc. (GAS)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

In regard to the attached company January 6, 2015 email to the Staff, it is respectfully requested that if the company provides the Staff with additional information that the company be required to timely email copies to the proponent. It is respectfully requested that if the Staff telephones the company that the call be a conference call that includes the proponent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Myra C. Bierria <mbierria@aglresources.com>

------ Forwarded Message
From: Juliet Sy <jsy@aglresources.com>
Date: Tue, 6 Jan 2015 20:30:16 +0000
To: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Cc: ***FISMA & OMB Memorandum M-07-16*** , Myra Coleman Bierria <mbierria@aglresources.com>
Subject: Rule 14a-8 Letter - Additional Correspondence

Dear Sir or Madam,

We are in receipt of Mr. Chevedden's letter dated December 28, 2014 regarding AGL Resources Inc.'s no-action letter request dated December 22, 2014 (both letters are attached for your reference). We are happy to provide any additional information requested by the Staff in order to process the no-action letter, including, without limitation, any additional information regarding the board's December 2014 authorization of the management proposal intended to be included in the company's 2015 proxy materials. Should the Staff have any questions regarding this matter, I can be reached by phone at (404) 584-3145 as well as email at jsy@aglresources.com.

Kind regards,

Juliet Sy
Senior Securities Counsel

404-584-3145 office
jsy@aglresources.com

<http://aglresources.com/>